File No. 82-4835

BANGKOK BANK PUBLIC COMPANY LIMITED

Interim Financial Statements

Quarter and nine-month period ended September 30, 2002

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Building, 25th Floor,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax : 66 (0) 2676 5757
www.deloitteap.com

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

โทร : 66 (0) 2676 5700
แฟ็กซ์ : 66 (0) 2676 5757

Deloitte
Touche
Tohmatsu

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the balance sheet of Bangkok Bank Public Company Limited as at September 30, 2002, and the related consolidated and the Bank's statements of income for the quarters and nine-month periods ended September 30, 2002 and 2001 and the consolidated and the Bank's statements of changes in shareholders' equity and cash flows for the nine-month periods ended September 30, 2002 and 2001. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and the Bank's financial statements for the year ended December 31, 2001, and expressed an unqualified opinion in our report dated February 21, 2002. The consolidated and the Bank's balance sheets as at December 31, 2001, presented herein for comparison, have been derived from such financial statements which have been audited and reported upon. We have not performed any other audit procedures subsequent to such report date.

As described in Notes 1.2, 3 and 5.3, the BOT issued the Guidelines for estimating and recording a minimum allowance for the doubtful accounts and also required the Bank to utilize BOT defined qualitative loan review procedures. The Bank and its subsidiaries have recorded allowance for doubtful accounts in excess of the minimum total allowance calculated pursuant to the BOT's guidelines, in the consolidated and the Bank's financial statements as at September 30, 2002, of Baht 48,134 million and Baht 47,957 million, respectively, as at June 30, 2002, of Baht 42,474 million and Baht 42,305 million, respectively, and as at December 31, 2001, of Baht 44,395 million and Baht 44,205 million, respectively. As at June 30, 2002 and December 31, 2001, the Bank is carrying out the qualitative loans reviews per the BOT's notifications dated August 26, 1998 as an ongoing process. Nevertheless, the BOT had replaced such guidelines on qualitative loans reviews with the new guidelines regarding the amendment of the regulations of qualitative reviews of loans, commitments and its related report dated September 20, 2002. As at September 30, 2002, the Bank is carrying out the qualitative loan reviews per new guidelines as an ongoing process.

As described in Note 1 to the financial statements, Thailand and many other Asia-Pacific countries continue to experience economic difficulties. Such conditions have affected and may continue to adversely affect bank operations in Thailand including the Bank and its subsidiaries.

Dr. Suphamit Techamontrikul
Certified Public Accountant (Thailand)
Registration No. 3356
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
November 8, 2002

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2002	As at December 31, 2001	As at September 30, 2002	As at December 31, 2001
ASSETS				
CASH	14,982,947	16,141,827	14,834,439	16,017,906
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	11,780,240	8,061,710	11,455,055	8,034,394
Non-interest bearing	9,775,237	6,123,427	9,657,656	6,045,783
Foreign items				
Interest bearing	122,416,410	190,989,905	131,642,155	199,374,001
Non-interest bearing	6,139,415	4,827,410	5,813,208	4,615,754
Total interbank and money market items, net	150,111,302	210,002.452	158,568,074	218,069,932
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	20,690,000	26,242,000	20,600,000	25,521,000
INVESTMENTS (Note 5.2)				
Current investments, net	65,154,220	39,398,048	61,180,806	37,082,047
Long-term investments, net	229,093,073	222,292,023	224,186,056	217,246,151
Investments in subsidiaries and associated companies, net	2,729,522	3,304,202	8,364,475	8,962,937
Total investments, net	296,976,815	264,994,273	293,731,337	263,291,135
LOANS AND ACCRUED INTEREST RECEIVABLE				
Loans (Note 5.3)	830,309,858	723,787,711	823,535,941	718,141,549
Accrued interest receivable	1,802,531	1,767,062	1,789,710	1,755,760
Total loans and accrued interest receivable	832,112,389	725,554,773	825,325,651	719,897,309
Less Allowance for doubtful accounts (Note 3)	(144,953,993)	(58,142,531)	(144,271,269)	(57,434,674)
Less Revaluation allowance for debt restructuring	(11,632,574)	(11,118,704)	(11,632,574)	(11,104,813)
Total loans and accrued interest receivable, net	675,525,822	656,293,538	669,421,808	651,357,822
PROPERTIES FORECLOSED, NET	34,217,143	31,880,796	32,038,731	29,530,673
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	1,126,442	2,277,110	1,126,442	1,392,070
PREMISES AND EQUIPMENT, NET	30,151,279	30,311,353	29,977,126	30,130,153
LEGAL EXPENSE PAID IN ADVANCE	2,014,705	2,186,046	2,008,281	2,179,285
ACCRUED INTEREST RECEIVABLE FROM INVESTMENTS	3,533,816	3,397,428	3,388,532	3,235,077
LEASEHOLD, NET	2,757,030	2,953,415	2,757,030	2,953,415
OTHER ASSETS, NET	5,466,304	5,824,644	5,049,822	5,069,076
TOTAL ASSETS	1,237,553,605	1,252,504,882	1,233,501,622	1,248,747,544

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2002	As at December 31, 2001	As at September 30, 2002	As at December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Deposits in Baht	964,913,528	985,179,207	963,096,242	983,506,453
Deposits in foreign currencies	95,331,022	94,438,365	89,264,763	88,424,090
Total deposits	1,060,244,550	1,079,617,572	1,052,361,005	1,071,930,543
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	2,901,551	5,960,883	2,901,551	6,007,416
Non-interest bearing	1,574,270	1,900,043	1,640,871	1,908,824
Foreign items				
Interest bearing	13,391,410	14,653,136	17,827,222	19,971,577
Non-interest bearing	1,717,807	1,390,172	1,760,840	1,431,010
Total interbank and money market items	19,585,038	23,904,234	24,130,484	29,318,827
LIABILITIES PAYABLE ON DEMAND	3,703,264	3,571,478	3,638,284	3,497,920
BORROWINGS (Note 5.4)				
Short-term borrowings	4,356,299	4,356,299	4,356,299	4,356,299
Long-term borrowings	39,747,043	39,688,472	39,747,043	39,688,472
Total borrowings	44,103,342	44,044,771	44,103,342	44,044,771
SUBORDINATED DEBENTURES CUM PREFERRED SHARES (Note 5.5)	34,496,550	34,496,550	34,496,550	34,496,550
BANK'S LIABILITIES UNDER ACCEPTANCES	1,126,442	2,277,110	1,126,442	1,392,070
INTEREST PAYABLE	5,106,008	5,748,989	5,063,725	5,726,363
INTER ACCOUNT BALANCE, NET	4,675,369	5,519,337	4,668,251	5,502,469
OTHER LIABILITIES	12,207,699	9,993,563	11,800,959	9,640,895
TOTAL LIABILITIES	1,185,248,262	1,209,173,604	1,181,389,042	1,205,550,408

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2002	As at December 31, 2001	As at September 30, 2002	As at December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Registered share capital				
3,998,000,000 ordinary shares of Baht 10 each	39,980,000	39,980,000	39,980,000	39,980,000
2,000,000 preferred shares of Baht 10 each	20,000	20,000	20,000	20,000
Issued and paid-up share capital				
1,466,495,694 ordinary shares of Baht 10 each	14,664,957	14,664,957	14,664,957	14,664,957
345,000 preferred shares of Baht 10 each (Note 5.5)	3,450	3,450	3,450	3,450
PREMIUM ON ORDINARY SHARE CAPITAL	49,741,738	49,741,738	49,741,738	49,741,738
UNREALIZED INCREMENT PER LAND APPRAISAL	10,210,373	10,293,557	10,210,373	10,293,557
UNREALIZED INCREMENT PER PREMISES APPRAISAL	5,866,417	6,257,795	5,866,417	6,257,795
FOREIGN EXCHANGE ADJUSTMENT	1,693,525	1,783,339	1,693,525	1,783,339
UNREALIZED GAINS ON INVESTMENT	11,925,003	8,538,151	11,925,003	8,538,151
UNREALIZED LOSSES ON INVESTMENT	(2,506,162)	(3,364,166)	(2,506,162)	(3,364,166)
RETAINED EARNINGS (DEFICIT)				
Appropriated				
Legal reserves	11,544,800	11,544,800	11,544,800	11,544,800
Other reserves	63,266,976	63,266,976	63,266,976	63,266,976
Unappropriated (Deficit)	(114,298,497)	(119,533,461)	(114,298,497)	(119,533,461)
TOTAL	52,112,580	43,197,136	52,112,580	43,197,136
MINORITY INTEREST	192,763	134,142	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	52,305,343	43,331,278	52,112,580	43,197,136
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,237,553,605	1,252,504,882	1,233,501,622	1,248,747,544

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2002	As at December 31, 2001	As at September 30, 2002	As at December 31, 2001
OFF-BALANCE-SHEET ITEMS				
CONTINGENCIES (Note 5.6)				
AVALS TO BILLS AND GUARANTEES OF LOANS	22,380,800	27,197,338	22,380,800	27,197,338
LIABILITY UNDER UNMATURED IMPORT BILLS	9,319,665	8,991,456	9,238,434	8,906,989
LETTERS OF CREDIT	25,797,359	19,835,360	25,575,602	19,688,883
OTHER CONTINGENCIES	515,978,056	535,374,724	534,653,086	551,142,962

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
INTEREST AND DIVIDEND INCOME				
Interest on loans	8,847,728	9,879,546	8,754,809	9,809,633
Interest on interbank and money market items	1,311,342	2,273,021	1,456,432	2,445,189
Hire purchase and financial lease income	157	581	-	-
Investment	2,850,622	2,772,642	2,731,896	2,630,632
Total interest and dividend income	13,009,849	14,925,790	12,943,137	14,885,454
INTEREST EXPENSES				
Interest on deposits	4,879,136	6,135,897	4,823,538	6,083,600
Interest on interbank and money market items	136,611	304,582	152,053	340,508
Interest on short-term borrowings	431,705	451,027	431,705	455,582
Interest on long-term borrowings	2,037,775	2,051,343	2,037,775	2,051,343
Total interest expenses	7,485,227	8,942,849	7,445,071	8,931,033
NET INTEREST AND DIVIDEND INCOME	5,524,622	5,982,941	5,498,066	5,954,421
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL) (Note 3)	(3,632,288)	(1,316,612)	(3,632,987)	(1,265,793)
LOSS ON DEBT RESTRUCTURING	5,104,886	2,767,304	5,104,886	2,767,304
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	4,052,024	4,532,249	4,026,167	4,452,910
NON-INTEREST INCOME				
Gain (loss) on investments, net	(56,218)	308,299	(57,908)	(49,894)
Equity in undistributed net income (loss) of subsidiaries and associated companies	(48,042)	21,940	(40,865)	414,576
Fees and service income				
Acceptances, aval and guarantees	79,499	71,786	79,499	71,778
Others	2,679,706	2,331,233	2,593,001	2,313,852
Gain on exchange, net	735,125	300,409	704,694	283,633
Other income	669,646	121,423	658,181	115,587
Total non-interest income	4,059,716	3,155,090	3,936,602	3,149,532
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	8,111,740	7,687,339	7,962,769	7,602,442

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUTED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
NON-INTEREST EXPENSES				
Personnel expenses	2,062,873	2,061,882	2,000,644	2,035,609
Premises and equipment expenses	1,054,106	1,288,869	1,021,955	1,282,310
Taxes and duties	516,531	395,105	514,065	393,151
Fees and service expenses	462,178	314,524	447,323	312,539
Directors' remuneration	6,645	6,195	5,940	5,640
Contributions to the Financial Institutions Development Fund	1,034,114	1,040,942	1,032,269	1,040,942
Other expenses	1,341,800	800,478	1,309,290	753,510
Total non-interest expenses	6,478,247	5,907,995	6,331,486	5,823,701
INCOME BEFORE INCOME TAX	1,633,493	1,779,344	1,631,283	1,778,741
INCOME TAX EXPENSES	2,298	326	-	-
INCOME BEFORE MINORITY INTEREST	1,631,195	1,779,018	1,631,283	1,778,741
MINORITY INTERESTS IN SUBSIDIARIES' PROFIT	(88)	277	-	-
NET INCOME	1,631,283	1,778,741	1,631,283	1,778,741
BASIC EARNINGS PER SHARE BAHT	1.11	1.21	1.11	1.21
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES THOUSAND SHARES	1,466,496	1,466,496	1,466,496	1,466,496

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
INTEREST AND DIVIDEND INCOME				
Interest on loans	26,056,901	30,856,488	25,806,923	30,663,401
Interest on interbank and money market items	4,289,351	7,500,073	4,682,927	8,056,586
Hire purchase and financial lease income	600	1,869	-	-
Investment	8,926,010	8,054,865	8,579,184	7,640,545
Total interest and dividend income	39,272,862	46,413,295	39,069,034	46,360,532
INTEREST EXPENSES				
Interest on deposits	15,119,917	19,341,964	14,951,359	19,192,220
Interest on interbank and money market items	478,446	1,177,480	527,350	1,323,335
Interest on short-term borrowings	1,295,116	1,494,395	1,295,116	1,521,226
Interest on long-term borrowings	6,118,273	6,147,522	6,118,273	6,147,522
Total interest expenses	23,011,752	28,161,361	22,892,098	28,184,303
NET INTEREST AND DIVIDEND INCOME	16,261,110	18,251,934	16,176,936	18,176,229
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL) (Note 3)	(3,180,636)	(2,889,693)	(3,177,291)	(2,805,336)
LOSS ON DEBT RESTRUCTURING	6,778,796	7,257,148	6,778,796	7,257,148
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	12,662,950	13,884,479	12,575,431	13,724,417
NON-INTEREST INCOME				
Gain (loss) on investments, net	192,589	37,362	184,780	(425,897)
Equity in undistributed net income (loss) of subsidiaries and associated companies	(32,291)	(56,543)	(54,465)	595,361
Fees and service income				
Acceptances, aval and guarantees	257,829	335,437	257,795	335,427
Others	8,004,778	7,100,610	7,652,830	7,050,530
Gain on exchange, net	1,695,126	841,364	1,677,632	728,294
Other income	1,363,722	462,748	1,332,195	326,557
Total non-interest income	11,481,753	8,720,978	11,050,767	8,610,272
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	24,144,703	22,605,457	23,626,198	22,334,689

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUTED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
NON-INTEREST EXPENSES				
Personnel expenses	6,137,491	6,065,086	5,898,186	5,989,288
Premises and equipment expenses	3,521,888	3,466,655	3,417,979	3,446,282
Taxes and duties	1,476,178	1,449,746	1,468,747	1,443,958
Fees and service expenses	1,468,911	1,072,339	1,427,505	1,066,833
Directors' remuneration	23,444	21,976	21,182	20,320
Contributions to the Financial Institutions				
Development Fund	3,078,989	3,090,151	3,073,252	3,087,807
Other expenses	3,690,429	2,274,169	3,587,019	2,115,436
Total non-interest expenses	19,397,330	17,440,122	18,893,870	17,169,924
INCOME BEFORE INCOME TAX	4,747,373	5,165,335	4,732,328	5,164,765
INCOME TAX EXPENSES	6,357	507	-	-
INCOME BEFORE MINORITY INTEREST	4,741,016	5,164,828	4,732,328	5,164,765
MINORITY INTERESTS IN SUBSIDIARIES'				
PROFIT	8,688	63	-	-
NET INCOME	4,732,328	5,164,765	4,732,328	5,164,765
BASIC EARNINGS				
PER SHARE BAHT	3.22	3.52	3.22	3.52
WEIGHTED AVERAGE NUMBER				
OF ORDINARY				
SHARES THOUSAND SHARES	1,466,496	1,466,496	1,466,496	1,466,496

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
ORDINARY SHARE CAPITAL				
Beginning balance	14,664,957	14,664,957	14,664,957	14,664,957
Ending balance	14,664,957	14,664,957	14,664,957	14,664,957
PREFERRED SHARES				
Beginning balance	3,450	3,450	3,450	3,450
Ending balance	3,450	3,450	3,450	3,450
PREMIUM ON ORDINARY SHARE CAPITAL				
Beginning balance	49,741,738	49,741,738	49,741,738	49,741,738
Ending balance	49,741,738	49,741,738	49,741,738	49,741,738
UNREALIZED INCREMENT PER LAND APPRAISAL				
Beginning balance	10,293,557	10,188,625	10,293,557	10,188,625
Additions (Deductions)	(83,184)	126,286	(83,184)	126,286
Ending balance	10,210,373	10,314,911	10,210,373	10,314,911
UNREALIZED INCREMENT PER PREMISES APPRAISAL				
Beginning balance	6,257,795	6,879,427	6,257,795	6,879,427
Additions	105,657	-	105,657	-
Deductions	(497,035)	(465,382)	(497,035)	(465,382)
Ending balance	5,866,417	6,414,045	5,866,417	6,414,045
FOREIGN EXCHANGE ADJUSTMENT				
Beginning balance	1,783,339	1,817,724	1,783,339	1,817,724
Additions (Deductions)	(89,814)	115,357	(89,814)	115,357
Ending balance	1,693,525	1,933,081	1,693,525	1,933,081
UNREALIZED GAINS ON INVESTMENTS				
Beginning balance	8,538,151	5,588,565	8,538,151	5,588,565
Additions (Deductions)	3,386,852	(1,558,520)	3,386,852	(1,558,520)
Ending balance	11,925,003	4,030,045	11,925,003	4,030,045
UNREALIZED LOSSES ON INVESTMENTS				
Beginning balance	(3,364,166)	(3,100,295)	(3,364,166)	(3,100,295)
Deductions (Additions)	858,004	(1,655,549)	858,004	(1,655,549)
Ending balance	(2,506,162)	(4,755,844)	(2,506,162)	(4,755,844)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE NINE - MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
RETAINED EARNINGS (DEFICIT)				
Appropriated				
LEGAL RESERVES				
Beginning balance	11,544,800	11,544,800	11,544,800	11,544,800
Ending balance	11,544,800	11,544,800	11,544,800	11,544,800
OTHER RESERVES				
Beginning balance	63,266,976	63,266,976	63,266,976	63,266,976
Ending balance	63,266,976	63,266,976	63,266,976	63,266,976
Unappropriated (deficit)				
Beginning balance	(119,533,462)	(126,639,324)	(119,533,462)	(126,639,324)
Additions - Net income	4,732,328	5,164,765	4,732,328	5,164,765
- Depreciation of building-appraisal (Note 5.1.3.5)	502,637	465,378	502,637	465,378
Ending balance	(114,298,497)	(121,009,181)	(114,298,497)	(121,009,181)
MINORITY INTEREST				
Beginning balance	134,142	22,202	-	-
Additions	58,621	55,245	-	-
Ending balance	192,763	77,447	-	-
TOTAL	52,305,343	36,226,425	52,112,580	36,148,978

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	4,732,328	5,164,765	4,732,328	5,164,765
Item to reconcile net income to net cash flows from operating activities				
Depreciation and amortization expenses	7,563,608	8,062,999	7,569,380	8,083,639
Bad debt and doubtful accounts (reversal)	(3,180,636)	(2,889,693)	(3,177,291)	(2,805,336)
Loss on debt restructuring	6,778,795	7,257,148	6,778,795	7,257,148
Loss (gain) on foreign exchange	1,617,142	(805,223)	1,617,933	(807,260)
Loss (gain) on sales of assets	(6,813)	3,450	(6,237)	3,450
Unrealized loss on revaluation of trading securities	105,035	49,525	105,035	149,054
Gain on disposal of securities for investment	(1,369,695)	(447,625)	(1,362,321)	(428,281)
Loss on impairment of investments	880,555	2,067,654	880,555	2,067,654
Loss from investment written off	417,554	-	417,554	-
Gain on reversal of impairment of investments	(24,185)	(112,012)	(24,185)	(112,012)
Gain on revaluation of land and premises	(11,300)	(2,158)	(11,300)	(2,158)
Equity in undistributed net loss (income) of subsidiaries and associated companies	32,291	56,543	54,465	(595,361)
Dividend income from subsidiaries and associated companies	24,497	38,196	24,497	39,146
Stock dividend received	(9,968)	-	(9,968)	-
Loss on impairment of properties foreclosed	715,302	294,507	644,842	178,137
Gain on reversal of impairment of properties foreclosed	(20,334)	(10,418)	-	(10,418)
Loss on impairment of other assets	37,777	32,031	33,155	32,031
Loss from redemption prior to the maturity of subordinated bonds	9,923	-	9,923	-
Accrued interest receivable and dividend decrease (increase)	1,145,564	(290,289)	874,930	(262,772)
Accrued receivable-other decrease (increase)	48,046	(51,739)	48,199	4,675
Accrued interest payable decrease	(642,980)	(1,596,989)	(662,638)	(1,682,594)
Accrued other expenses increase	736,773	606,069	723,394	590,677
Minority interest in profit of subsidiaries	8,688	63	-	-
Income from operations before changes in operating assets and liabilities	19,587,967	17,426,804	19,261,045	16,864,184
Operating assets (increase) decrease				
Interbank and money market items	57,747,911	4,808,330	57,634,560	6,427,949
Negotiable certificates of deposit	790,634	21,892	790,634	21,892

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Securities purchased under resale agreements	5,552,000	(901,000)	4,921,000	(450,000)
Current investments-trading securities	2,425,227	748,271	2,425,576	317,358
Loans	(29,233,131)	28,514,356	(28,305,477)	28,733,428
Properties foreclosed	1,041,574	507,960	866,792	471,226
Other assets	296,463	(1,091,155)	210,808	(1,021,590)
Operating liabilities increase (decrease)				
Interbank and money market items	(4,319,196)	(9,439,172)	(5,188,343)	(9,511,184)
Negotiable certificates of deposit	(44,646)	148,361	(262)	(95,635)
Deposits	(19,328,376)	27,814,561	(19,569,276)	27,244,681
Liabilities payable on demand	131,786	76,677	140,363	319,002
Securities sold under repurchase agreements	-	2,560,000	-	2,560,000
Other liabilities	(1,400,460)	(1,412,695)	(1,504,282)	(943,479)
Net cash provided (used) by operating activities	33,247,753	69,783,190	31,683,138	70,937,832
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available for sale securities	(155,317,888)	(85,821,688)	(153,134,959)	(82,505,457)
Proceeds from sales of available for sale securities	126,948,045	43,265,883	124,732,270	42,112,825
Purchase of held to maturity debt securities	(19,065,612)	(22,893,790)	(16,729,972)	(19,495,736)
Proceeds from redemption of held to maturity debt securities	17,620,455	12,410,387	16,836,540	8,632,409
Purchase of general investments	(481,191)	(25,986)	(481,191)	(18,379)
Proceeds from sales of general investments	1,247,709	284,064	1,247,709	284,064
Purchase of investments in subsidiaries and asssosiated companies	-	-	-	(14,125)
Proceeds from sales of investments in subsidiaries and asssosiated companies	-	135,000	-	135,001
Purchase of premises, equipment and leasehold	(1,390,931)	(1,178,328)	(1,365,047)	(1,164,431)
Proceeds from sales of premises, equipment and leasehold	14,783	15,513	9,382	15,493
Net cash provided (used) by investing activities	(30,424,630)	(53,808,945)	(28,885,268)	(52,018,336)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for floating rate note	-	(3,420,363)	-	(3,420,363)
Cash paid for redemption prior to the maturity of convertible bonds	-	(12,523,342)	-	(15,452,544)
Cash paid for redemption prior to the maturity of subordinated bonds	(210,455)	-	(210,455)	-
Cash paid for subordinated bonds extinguishment	(3,795,000)	(3,795,000)	(3,795,000)	(3,795,000)
Net cash provided (used) by financing activities	(4,005,455)	(19,738,705)	(4,005,455)	(22,667,907)
Effect on cash due to changes in the exchange rates	23,452	13,400	24,118	12,092
Net increase (decrease) in cash	(1,158,880)	(3,751,060)	(1,183,467)	(3,736,319)
Cash as at January 1,	16,141,827	16,177,506	16,017,906	16,124,898
Cash as at September 30,	14,982,947	12,426,446	14,834,439	12,388,579

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTERS AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
"UNAUDITED"

1. ECONOMIC SITUATION AND THE OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

1.1 Economic situation and the operations of the Bank and its subsidiaries

Thailand and many Asia-Pacific countries continued to experience economic difficulties. Such conditions have affected and may continue to adversely affect bank operations in Thailand, including Bangkok Bank Public Company Limited. The accompanying consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and subsidiaries. The ultimate effect of such uncertainties on the financial position of the Bank and subsidiaries cannot be presently determined.

1.2 Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Bank of Thailand's (the BOT) regulations and guidelines to estimate the minimum required allowance for doubtful accounts. The BOT's guidelines require banks to categorize their loan portfolios into six categories subject to different levels of provisioning and established new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. The guidelines require banks to perform the qualitative reviews of their loans and commitments, including off-balance-sheet exposures, on a periodic basis and to implement appropriate risk management systems and controls. As at June 30, 2002 and December 31, 2001 the Bank is carrying out the qualitative loans reviews as an on going process which may continue to affect the classification and therefore the estimate of allowance for doubtful accounts. The Bank believes that the effect on the financial statements for the half year ended June 30, 2002 and for the year ended December 31, 2001 would not be material, had the Bank completed qualitative loan review procedures as required by the BOT's guidelines. Subsequently, the BOT had replaced the guidelines on qualitative loans reviews per the BOT's notification dated August 26, 1998 with the new guidelines regarding the amendment of the regulations of qualitative reviews of loans, commitments and its related report dated September 20, 2002. One of the main requirements is for banks to perform qualitative reviews of their loans and commitments in accordance with the new guidelines at 50% of outstanding loans and commitments as at the end of the calendar year. As at September 30, 2002, the Bank and its subsidiary are carrying out the qualitative loans reviews to comply with such requirement.

The BOT has also issued additional guidelines clarifying the above guidelines, regarding the basis for debt restructuring and collateral appraisal of the financial institutions, worthless or irrecoverable assets or assets with doubtful value of recoverability and reports to be submitted to the BOT.

1.3 Other regulatory requirements

The Bank is subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements

with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgment by the BOT about components, risk weightings and other factors. The Bank believes that as at September 30, 2002 and December 31, 2001 the Bank met all capital adequacy requirements. However, these capital and regulatory requirements are subject to change, as considered necessary by the BOT.

2. BASIS FOR PREPARATION OF THE INTERIM FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at September 30, 2002 and December 31, 2001 the Bank has a total staff of 18,286 and 18,705 respectively.

2.1 The interim consolidated and the Bank's financial statements are presented in accordance with the regulations of the Stock Exchange of Thailand (SET) dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

Certain financial information which is normally included in financial statements prepared in accordance with generally accepted accounting principles (GAAP), but which is not required for interim reporting purposes, has been omitted. The aforementioned interim financial statements should be read in conjunction with the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2001.

The results of operations for the quarter and the nine-month period ended September 30, 2002 are not necessarily indicative of the operating results anticipated for the full year.

The preparation of financial statements in conformity with GAAP also requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The accompanying financial statements are prepared in accordance with requirement accounting principles and practices generally accepted in Thailand.

2.2 The interim consolidated financial statements include the accounts of all branches of the Bank and its six subsidiaries and eliminate significant business transactions and outstanding balances between the Bank and its subsidiaries. The six subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Bualuang Finance Company Limited (formerly known as Thaksin Finance Company Limited), Sinsubtawee Asset Management Company Limited, Bualuang Capital Augmented Preferred Securities (CAPS) Fund, the juristic entity established to raise capital on behalf of the Bank, and BBL Asset Management Company Limited. The consolidated financial statements do not include the financial statements of Noble Place Company Limited and Thai Precision Manufacturing Company Limited in which the Bank

holds 60.61% and 59.77%, respectively, stake through debt restructuring as the Bank intends to hold such investments on a temporary basis. Noble Place Company Limited reported total assets in their December 31, 2000 audited financial statements amounting to Baht 730.4 million and Thai Precision Manufacturing Company Limited reported total assets in their December 31, 2001 audited financial statements amounting to Baht 776.2 million.

The interim consolidated financial statements for the quarter and the nine-month period ended September 30, 2002 and for the year ended December 31, 2001 also included BBL Nominees (Tempatan) SDN BHD and BBL Nominees (Asing) SDN BHD, the 100.00% owned subsidiaries of Bangkok Bank Berhad.

In addition, the interim consolidated financial statements for the quarter and the nine-month period ended September 30, 2002 and as at December 31, 2001 also included Bualuang Securities Company Limited (formerly known as B.O.A. Securities Company Limited) the 65.00%, 65.00% and 81.25% owned subsidiary of Bualuang Finance Company Limited, respectively.

All subsidiaries of the Bank were registered in the Kingdom of Thailand except for BBL (Cayman) Limited which was registered in Cayman Islands British West Indies and Bangkok Bank Berhad which was registered in Malaysia.

2.3 The Bank's financial statements include the accounts of all branches of the Bank and account for investment in subsidiaries and associated companies by the equity method. However, the Bank's interest in subsidiaries was taken from the reviewed financial statements of these companies except for BBL Asset Management Company Limited and the Bank's interest in associated companies' equity was taken from the unreviewed financial statements of these companies except for Asia Credit Public Company Limited's financial statements.

2.4 Reclassifications

The interim consolidated and the Bank's financial statements for the nine-month period ended September 30, 2001 were reclassified so as to be in accordance with the presentation of the financial statements for the nine-month period ended September 30, 2002 as follows :

The presentation of the financial statements for the nine-month period ended September 30, 2002	**The presentation of the financial statements for the nine-month period ended September 30, 2001**
- Cash flows from operating activities in the statements of cash flows includes gains (losses) on revaluation of forward contracts in losses (gains) on foreign exchange.	- Cash flows from operating activities in the statements of cash flows includes gains (losses) on revaluation of forward contracts in other liabilities.
- Investing activities in the statements of cash flows were presented as purchase of investment and proceeds from sales of investment in available for sale securities, held to maturity debt securities, general investments and investment in subsidiaries and associated companies.	- Investing activities in the statements of cash flows were presented as current investments and long-term investments on a net basis.

The Bank recategorized interest on short-term borrowings and interest on long-term borrowings in statements of income for the quarter and the nine-month period ended

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

In accordance with the notification of the BOT regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated February 18, 2002, revoking the notification on the same subject dated March 17, 2000, which required the Bank to write off doubtful of loss loans in excess of collateral and fully provisioned for in accordance with the notification of the BOT, the Bank has considered recording the loans and related allowance for doubtful accounts for doubtful of loss loans which had been written-off, as a written-back in the consolidated and the Bank's balance sheet as at June 30, 2002 amounting to Baht 88,143.3 million[*] and Baht 88,034.9 million,[*] respectively, to conform with such notification.

As at September 30, 2002, December 31, 2001 and September 30, 2001, the Bank estimated the minimum required allowance for doubtful accounts pursuant to the BOT's guidelines to be Baht 96,676.9 million,[**] Baht 13,725.0 million[***] and Baht 16,200.4 million,[****] respectively, in the consolidated financial statements and Baht 96,171.3 million,[**] Baht 13,215.0 million[***] and Baht 15,434.4 million,[****] respectively, in the Bank's financial statements.

As at September 30, 2002, December 31, 2001 and September 30, 2001, the Bank and its subsidiary companies recorded allowance for doubtful accounts in excess of the minimum required reserves calculated pursuant to the BOT's guidelines in the amount of Baht 48,134.2 million, Baht 44,395.4 million and Baht 51,988.6 million, respectively, in the consolidated financial statements and of Baht 47,957.0 million, Baht 44,204.5 million and Baht 51,778.2 million, respectively, in the Bank's financial statements.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by the lower amount of loss on debt restructuring or allowance for doubtful accounts recorded in the previous period.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 The Bank applies accounting and calculation method to the interim financial statements consistent with the most recent annual financial statements.

4.2 Earnings per share

The Bank has issued convertible bonds that the bondholders have the right to convert into ordinary shares. However, as at September 30, 2002 and 2001, since the exercise price of the convertible bonds was higher than the average market value of ordinary shares, calculation of the diluted earnings per share is not affected.

---

[*] Excluding allowance for doubtful accounts of interbank and money market items amounting to Baht 127.1 million.

[**] Excluding allowance for doubtful accounts of interbank and money market items amounting to Baht 191.7 million.

[***] Excluding allowance for doubtful accounts of interbank and money market items amounting to Baht 28.9 million

4.3 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are stated at the lower of cost or market value at the date of acquisition. In the event where the Bank considers that there is a decline in net realizable value, the impairment is recognized in the statement of income as a non-interest expense. For the quarter ended September 30, 2002 onwards, net realizable value is determined from the appraised value less related selling expenses.

Gains or losses on disposal of such properties are recognized as non-interest income or expense on the date of disposal.

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information.

5.1.1 Cash are cash on hand and cash in transit.

5.1.2 Cash paid for interest and income tax for the nine-month periods ended September 30, are as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Interest	23,654.7	29,758.4	23,554.7	29,866.9
Income tax	235.7	275.2	230.0	264.0

5.1.3 Significant non-cash items are as follows:

5.1.3.1 For the nine-month period ended September 30, 2002, the Bank recorded an increase in unrealized gains on investment, added to equity, in the consolidated and the Bank's financial statements amounting to Baht 3,386.9 million. The Bank also recorded a decrease in unrealized losses on investment, deducted from equity, in the consolidated and the Bank's financial statements amounting to Baht 858.0 million.

For the nine-month period ended September 30, 2001, the Bank recorded a decrease in unrealized gains on investment, added to equity, in the consolidated and the Bank's financial statements amounting to Baht 1,558.5 million. The Bank also recorded an increase in unrealized losses on investment, deducted from equity, in the consolidated and the Bank's financial statements amounting to Baht 1,655.5 million.

5.1.3.2 For the nine-month period ended September 30, 2002, the Bank has accepted the transfer of equity securitiesand other assets through debt restructuring amounting to Baht 620.1 million, Baht 18.8 million and Baht 3,547.8 million, respectively.

For the nine-month period ended September 30, 2001, the Bank has accepted the transfer of equity securities and other assets through debt restructuring amounting to Baht 4,080.1 million and Baht 7,714.8 million, respectively.

5.1.3.3 For the nine-month period ended September 30, 2002, the Bank has accepted the right of the Bank against the non-negotiable promissory note which was classified as held to maturity debt securities amounting to Baht 2,288.8 million from the Thai Asset Management Corporation (TAMC) as discussed in Notes 5.2.1.

5.1.3.4 For the nine-month period ended September 30, 2002, the Bank recognized interest income on the right of the promissory note on an accrual basis and concurrently provides reserve for loss sharing from the TAMC amounting to Baht 329.2 million.

5.1.3.5 For the nine-month periods ended September 30, 2002 and 2001 the Bank recognized the depreciation of building-appraisal increase as expenses in the consolidated and the Bank's financial statements and transferred the unrealized increment per premises appraisal to retained earnings amounting to Baht 502.6 million and Baht 465.4 million, respectively.

5.2 Investments

5.2.1 As at September 30, 2002 and December 31, 2001, the Bank classified investments as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
Trading securities	2,081.2	4,626.5	2,080.9	4,626.5
Available for sale securities	203,362.3	170,817.2	197,790.0	165,250.4
Held to maturity debt securities	78,115.2	74,418.2	74,826.0	72,642.0
General investments	10,688.6	11,828.2	10,669.9	11,809.3
Investment in subsidiaries and associated companies (Note 5.2.2)	2,729.5	3,304.2	8,364.5	8,962.9
Total investments, net	296,976.8	264,994.3	293,731.3	263,291.1

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS September 30, 2002			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	2,065.6	15.8	(0.2)	2,081.2
Add (less) Revaluation allowance	15.6			-
Total	2,081.2			2,081.2
Available for sale securities	45,999.9	191.6	(19.7)	46,171.8
Add (less) Revaluation allowance	171.9			-
Total	46,171.8			46,171.8
Held to maturity debt securities	16,901.2	224.2	(10.6)	17,114.8
Less Allowance for impairment	-			-
Total	16,901.2			17,114.8
Total current investments, net	65,154.2			65,367.8
Long-term investments				
Available for sale securities	147,949.3	11,280.0	(2,038.8)	157,190.5
Add (less) Revaluation allowance	9,277.3			-
Less Allowance for impairment	(36.1)			-
Total	157,190.5			157,190.5
Held to maturity debt securities	61,214.0	2,455.9	(13.0)	63,656.9
Less Allowance for impairment	-			-
Total	61,214.0			63,656.9
General investments				
Regular equity securities	5,738.6	1,335.7	(1,172.1)	5,902.2
Equity securities received through debt restructuring	7,630.9	3,588.0	(934.1)	10,284.8
Total	13,369.5	4,923.7	(2,106.2)	16,187.0
Less Allowance for impairment	(2,680.9)			-
Total	10,688.6			16,187.0
Total long-term investments, net	229,093.1			237,034.4

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	4,505.9	128.9	(8.3)	4,626.5
Add (less) Revaluation allowance	120.6			-
Total	4,626.5			4,626.5
Available for sale securities	18,214.3	47.8	(0.7)	18,261.4
Add (less) Revaluation allowance	47.1			-
Total	18,261.4			18,261.4
Held to maturity debt securities	16,517.0	323.7	(25.8)	16,814.9
Less Allowance for impairment	(6.8)			-
Total	16,510.2			16,814.9
Total current investments, net	39,398.1			39,702.8
Long-term investments				
Available for sale securities	147,415.3	7,910.1	(2,769.6)	152,555.8
Add (less) Revaluation allowance	5,140.5			-
Total	152,555.8			152,555.8
Held to maturity debt securities	57,925.7	2,590.9	(56.7)	60,459.9
Less Allowance for impairment	(17.7)			-
Total	57,908.0			60,459.9
General investments				
Regular equity securities	6,036.0	1,830.4	(1,335.6)	6,530.8
Equity securities received through debt restructuring	7,628.8	2,684.5	(453.8)	9,859.5
Total	13,664.8	4,514.9	(1,789.4)	16,390.3
Less Allowance for impairment	(1,836.6)			-
Total	11,828.2			16,390.3
Total long-term investments, net	222,292.0			229,406.0

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

September 30, 2002

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	2,065.3	15.8	(0.2)	2,080.9
Add (less) Revaluation allowance	15.6			-
Total	2,080.9			2,080.9
Available for sale securities	43,942.7	157.1	(6.5)	44,093.3
Add (less) Revaluation allowance	150.6			-
Total	44,093.3			44,093.3
Held to maturity debt securities	15,006.6	223.7	(8.2)	15,222.1
Less Allowance for impairment	-			-
Total	15,006.6			15,222.1
Total current investments, net	61,180.8			61,396.3
Long-term investments				
Available for sale securities	144,629.2	11,101.4	(2,033.9)	153,696.7
Add (less) Revaluation allowance	9,103.6			-
Less Allowance for impairment	(36.1)			-
Total	153,696.7			153,696.7
Held to maturity debt securities	59,819.4	2,438.4	(13.0)	62,244.8
Less Allowance for impairment	-			-
Total	59,819.4			62,244.8
General investments				
Regular equity securities	5,712.1	1,301.2	(1,164.2)	5,849.1
Equity securities received through debt restructuring	7,630.9	3,588.0	(934.1)	10,284.8
Total	13,343.0	4,889.2	(2,098.3)	16,133.9
Less Allowance for impairment	(2,673.1)			-
Total	10,669.9			16,133.9
Total long-term investments, net	224,186.0			232,075.4

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

December 31, 2001

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	4,505.9	128.9	(8.3)	4,626.5
Add (less) Revaluation allowance	120.6			-
Total	4,626.5			4,626.5
Available for sale securities	16,635.8	37.1	(0.4)	16,672.5
Add (less) Revaluation allowance	36.7			-
Total	16,672.5			16,672.5
Held to maturity debt securities	15,789.9	322.0	(25.8)	16,086.1
Less Allowance for impairment	(6.8)			-
Total	15,783.1			16,086.1
Total current investments, net	37,082.1			37,385.1
Long-term investments				
Available for sale securities	143,576.7	7,747.6	(2,746.4)	148,577.9
Add (less) Revaluation allowance	5,001.2			-
Total	148,577.9			148,577.9
Held to maturity debt securities	56,876.6	2,567.5	(56.8)	59,387.3
Less Allowance for impairment	(17.7)			-
Total	56,858.9			59,387.3
General investments				
Regular equity securities	6,009.1	1,798.7	(1,327.6)	6,480.2
Equity securities received through debt restructuring	7,628.8	2,684.5	(453.8)	9,859.5
Total	13,637.9	4,483.2	(1,781.4)	16,339.7
Less Allowance for impairment	(1,828.6)			-
Total	11,809.3			16,339.7
Total long-term investments, net	217,246.1			224,304.9

Investments classified in accordance with the Notification of the BOT as at September 30, 2002 and December 31, 2001, are presented in Note 5.3.4.

As at September 30, 2002, the Bank accounts for investment in the companies, in which the Bank has equal to or more than 20% holding, that were acquired through debt restructuring by the cost method because the Bank intends to hold these investments on a temporary basis. Such companies are Noble Place Co., Ltd., City Realty Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd. and its wholly-owned subsidiaries, EMC Public Co., Ltd., CBNP (Thailand) Co., Ltd., Bangkok Synthetics Co., Ltd., UMC Metals Co., Ltd., UB-Haword (Thailand) Co., Ltd., Krisdamahanakorn Public Co., Ltd., and Sri U-Thong Co., Ltd.

As at December 31, 2001, the Bank accounts for investment in the companies, in which the Bank has equal to or more than 20% holding, that were acquired through debt restructuring by the cost method because the Bank intends to hold these investments on a temporary basis. Such companies are Noble Place Co., Ltd., City Realty Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd. and its wholly-owned subsidiaries, EMC Public Co., Ltd., CBNP (Thailand) Co., Ltd., Bangkok Synthetics Co., Ltd., and Thai Film Industries Public Co., Ltd.

For the quarter and the nine-month period ended September 30, 2002, the Bank had set allowance for impairment of investment amounting to Baht 791.0 million and Baht 880.6 million, respectively, in the consolidated and the Bank's financial statements.

For the quarter and the nine-month period ended September 30, 2001, the Bank had set allowance for impairment of investment amounting to Baht 1,332.3 million and Baht 2,067.7 million, respectively, in the consolidated and the Bank's financial statements.

As at December 31, 2001, the Bank had allowance for impairment of goodwill in investments in subsidiaries and associated companies amounting to Baht 1,491.8 million in the consolidated and the Bank's financial statements.

As at September 30, 2002 the Bank wrote off goodwill in investment in subsidiaries and associated companies amounting to Baht 1,909.3 million in the consolidated and the Bank's financial statements. However, since the Bank had previously set aside allowance for impairment amounting to Baht 1,491.8 million, the Bank thus recognized loss on goodwill written off amounting to Baht 417.6 million in the statement of income for the quarter ended September 30, 2002.

Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank has entered into the Asset Transfer Agreement (the Agreement) with the TAMC in order to transfer the impaired assets of the Bank including all rights over the assets securing such assets as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal

to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average rate of deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50 % each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second losses portion will be borne by TAMC.

The Bank has transferred impaired assets at the net amount of loan after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand from the date that the Bank has entered into the Agreement until September 30, 2002 and for the nine-month period ended September 30, 2002, amounting to Baht 24,745.9 million and Baht 2,288.8 million to TAMC, respectively. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

As at October 31, 2002, the Bank received promissory notes from TAMC relating to certain portions of transferred impaired assets amounting to Baht 12,297.9 million.

5.2.2 As at September 30, 2002 and December 31, 2001, the Bank had investments in subsidiaries and associated companies, net as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS						
	September 30, 2002						
Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
PT BBL Danatama Finance TBK*	Finance	Ordinary share	256.5	22.50%	86.5	-	-
BSL Leasing Co.,Ltd**	Finance	Ordinary share	60.0	25.88%	15.9	20.5	-
Bangkok SMBC Systems Co., Ltd.***	Service	Ordinary share	20.0	39.00%	7.8	8.0	3.5
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	123.4	3.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management (Private) Limited.	Finance	Ordinary share	2.5	30.00%	0.8	8.3	18.0
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	91.1	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	182.9	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	30.0	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	5,028.1	2,569.3	-
Total					5,446.1	2,729.5	
Less Allowance for impairment					-	-	
Investments in associated companies, net					5,446.1	2,729.5	

* Formerly, P.T. BBL Dharmala Finance Co., Ltd.

** Formerly Bangkok SMBC Leasing Co., Ltd.

***

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
PT BBL Danatama Finance TBK*	Finance	Ordinary share	256.5	22.50%	86.5	-	-
BSL Leasing Co.,Ltd.**	Finance	Ordinary share	60.0	25.88%	15.9	13.4	-
Bangkok SMBC Systems Co., Ltd.***	Service	Ordinary share	20.0	39.00%	7.8	15.2	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	108.3	2.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management (Private) Limited.	Finance	Ordinary share	2.5	30.00%	0.8	6.6	36.2
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	91.1	2.2	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	182.9	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	30.0	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	5,028.1	4,650.3	-
Total					5,446.1	4,796.0	
Less Allowance for impairment					-	(1,491.8)	
Investments in associated companies, net					5,446.1	3,304.2	

* Formerly P.T. BBL Dharmala Finance Co., Ltd

** Formerly Bangkok SMBC Leasing Co., Ltd.

***

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

September 30, 2002

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries companies							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	1,212.9	-
Bangkok Bank Berhad	Banking	Ordinary share	1,012.2	100.00%	1,012.2	1,329.0	-
Sinsubtawee Assets Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,326.1	-
Bualuang Finance Co., Ltd.*	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	713.2	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	53.7	-
Associated companies							
PT BBL Danatama Finance TBK**	Finance	Ordinary share	256.5	22.50%	86.5	-	-
BSL Leasing Co.,Ltd***	Finance	Ordinary share	60.0	25.88%	15.9	20.5	-
Bangkok SMBC Systems Co., Ltd.****	Service	Ordinary share	20.0	39.00%	7.8	8.0	3.5
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	123.4	3.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management (Private) Limited	Finance	Ordinary share	2.5	30.00%	0.8	8.3	18.0
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	91.1	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	182.9	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	30.0	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	5,028.1	2,569.3	-
Total					9,691.1	8,364.4	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					9,691.1	8,364.4	

* Formerly Thaksin Finance Co., Ltd.

** Formerly P.T. BBL Dharmala Finance Co., Ltd

*** Formerly Bangkok SMBC Leasing Co., Ltd.

****

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

December 31, 2001

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries companies							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	1,272.4	-
Bangkok Bank Berhad	Banking	Ordinary share	1,012.2	100.00%	1,012.2	1,251.3	-
Sinsubtawee Assets Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,392.6	-
Bualuang Finance Co., Ltd.*	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	688.4	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	54.0	0.9
Associated companies							
PT BBL Danatama Finance TBK**	Finance	Ordinary share	256.5	22.50%	86.5	-	-
BSL Leasing Co.,Ltd ***	Finance	Ordinary share	60.0	25.88%	15.9	13.4	-
Bangkok SMBC Systems Co., Ltd.****	Service	Ordinary share	20.0	39.00%	7.8	15.2	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	108.3	2.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management (Private) Limited	Finance	Ordinary share	2.5	30.00%	0.8	6.6	36.2
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	91.1	2.2	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	182.9	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	30.0	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	5,028.1	4,650.3	-
Total					9,691.1	10,454.7	
Less Allowance for impairment					-	(1,491.8)	
Investments in subsidiaries and associated companies, net					9,691.1	8,962.9	

* Formerly Thaksin Finance Co., Ltd.

** Formerly P.T. BBL Dharmala Finance Co., Ltd

*** Formerly Bangkok SMBC Leasing Co., Ltd.

**** Formerly Bangkok Sakura Software Service Co., Ltd.

Investments which represent more than 10% of the paid-up capital classified according to industry group, consisted of the following as at September 30, 2002 and December 31, 2001, :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
Agriculture and mining	-	-	-	-
Manufacturing and commercial	4,575.7	5,293.4	4,575.7	5,293.4
Real estate and construction	454.4	483.8	454.4	483.8
Utilities and services	2,956.0	3,185.1	2,956.0	3,185.1
Others	218.7	235.2	218.7	235.2
Total	8,204.8	9,197.5	8,204.8	9,197.5

For the nine-month periods ended September 30, 2002 and 2001, the Bank reversed impairment of certain investments of oversea branches since there were indications that the impairment losses recognized for investments in the prior years has decreased or no longer exist.

As at September 30, 2002, the Bank had investments in 27 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 313.5 million. These companies had net book value totaling Baht 0.9 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 312.6 million.

As at December 31, 2001, the Bank had investments in 24 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 505.0 million. These companies had net book value totaling Baht 7.1 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 497.9 million.

As at September 30, 2002, the Bank had investments in 17 listed companies that are under SET delisting criteria amounting to Baht 4,140.3 million with fair value of Baht 6,606.4 million. However, the fair value of some investment is lower than book value. Therefore, the Bank had set aside allowance for impairment of these investments amounting to Baht 29.5 million.

As at December 31, 2001, the Bank had investments in 12 listed companies that are under SET delisting criteria amounting to Baht 4,116.2 million with the fair value of Baht 6,232.2 million. The Bank did not set aside any allowance for impairment of these investments.

5.3 Loans and accrued interest receivable

In accordance with the notification of the BOT regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated February 18, 2002, the Bank reversed its previous write-off of loan which were classified doubtful of loss loans in excess of collateral, which had been fully provisioned for in accordance with the notification of the BOT and had been written-off with the accumulated outstanding balance as at December 31, 2001 amounting to Baht 93,906.6 million and Baht 93,795.2 million, respectively onto the consolidated and the Bank's balance sheets as at June 30, 2002 amounting to Baht 88,143.3 million and Baht 88,034.9 million, respectively.

As at September 30, 2002 and December 31, 2001, the Bank had non-performing loans, which represent loans for which interest or principal has been in arrears for more than three months from their due dates, amounting to Baht 112,894.9 million and Baht 106,108.3 million, respectively.

5.3.1 As at September 30, 2002 and December 31, 2001, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS September 30, 2002			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	555,634.1	264,610.5	1	2,646.1
Special mentioned	37,916.9	10,426.6	2	208.5
Substandard	32,098.1	12,623.9	20	2,524.8
Doubtful	25,035.5	9,254.4	50	4,627.2
Doubtful of loss	181,591.8	86,670.3	100	86,670.3
Total	832,276.4	383,585.7		96,676.9
Less Unearned discounts	(164.0)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				48,134.2
Total	832,112.4	-		144,811.1 *

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	539,831.1	248,753.4	1	2,487.5
Special mentioned	27,619.0	9,677.5	2	193.5
Substandard	25,141.4	9,307.8	20	1,861.6
Doubtful	31,873.6	17,427.3	50	8,713.7
Doubtful of loss	101,249.2	468.7	100	468.7
Total	725,714.3	285,634.7		13,725.0
Less Unearned discounts	(159.5)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				44,395.4
Total	725,554.8			58,120.4 *

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS September 30, 2002			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	549,791.4	260,728.6	1	2,607.3
Special mentioned	37,775.9	10,398.3	2	207.9
Substandard	32,058.6	12,618.3	20	2,523.7
Doubtful	24,995.9	9,227.8	50	4,613.9
Doubtful of loss	180,850.4	86,218.5	100	86,218.5
Total	825,472.2	379,191.5		96,171.3
Less Unearned discounts	(146.6)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT		-		47,957.0
Total	825,325.6			144,128.3 **

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 22.1 million

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS December 31, 2001			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	535,579.8	245,475.7	1	2,454.8
Special mentioned	27,137.4	9,519.1	2	190.4
Substandard	25,117.2	9,305.1	20	1,861.0
Doubtful	31,843.0	17,417.8	50	8,708.9
Doubtful of loss	100,366.8	-	100	-
Total	720,044.2	281,717.7		13,215.1
Less Unearned discounts	(146.9)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT	-			44,204.5
Total	719,897.3			57,419.6*

5.3.2 The following pro forma information is provided to present the effects had the loans and related allowance for doubtful accounts, which had been written off, been recorded back in the Bank's financial statements for the year ended December 31, 2001, for comparability purposes only. The Bank did not present aforementioned information in the consolidated financial statements for the year ended December 31, 2001 due to the amount of the loans and related allowance for doubtful accounts of subsidiary company to be recorded back is not material.

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS		
	As prior year reported	Pro forma loan and allowance for doubtful account written off	Pro forma after the effect of reversal loan and allowance for doubtful account
Loans	718,141.6	93,795.2	811,936.8
Accrued Interest receivables	1,755.7	-	1,755.7
Total loans and accrued interest receivable	719,897.3	93,795.2	813,692.5
Less Allowance for doubtful accounts	(57,434.7)	(93,795.2)	(151,229.9)
Revaluation allowance for debt restructuring	(11,104.8)	-	(11,104.8)
Total loans and accrued interest receivable, net	651,357.8	-	651,357.8

5.3.2.1 As at December 31, 2001, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	535,579.7	245,475.7	1	2,454.8
Special mentioned	27,137.4	9,519.1	2	190.4
Substandard	25,117.2	9,305.1	20	1,861.0
Doubtful	31,843.0	17,417.8	50	8,708.9
Doubtful of loss	194,162.1	93,795.2	100	93,795.2
Total	813,839.4	375,512.9		107,010.3
Less Unearned discounts	(146.9)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				44,204.5
Total	813,692.5			151,214.8

5.3.3 As at September 30, 2002 and December 31, 2001, the Bank and subsidiaries have loans and accrued interest receivables to companies with certain financial positions and results of operation problems as defined in the SET's guidelines dated July 17, 1998, regarding quality of assets and related party transactions, for which the Bank has provided an allowance for the related doubtful accounts in the caption of loan and accrued interest receivables, as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS September 30, 2002				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.2	-	817.2	817.2
Financial institutions taken control and ordered to decrease and Increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	28	26,060.0	6,052.4	629.2	629.2
Total	36	26,877.2	6,052.4	1,446.4	1,446.4

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	-	-	-	-	-
Financial institutions taken control and ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	23	25,512.7	6,318.5	192.7	192.7
Total	23	25,512.7	6,318.5	192.7	192.7

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
September 30, 2002

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.2	-	817.2	817.2
Financial institutions taken control and ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	28	26,060.0	6,052.4	629.2	629.2
Total	36	26,877.2	6,052.4	1,446.4	1,446.4

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
December 31, 2001

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	-	-	-	-	-
Financial institutions taken control and ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	23	25,512.7	6,318.5	192.7	192.7
Total	23	25,512.7	6,318.5	192.7	192.7

The doubtful of loss loans which had been written back onto the balance sheet as at September 30, 2002 included loans to 8 financial institutions ordered closed. The loans to these debtors had been written-off in the previous period.

5.3.4 As at September 30, 2002 and December 31, 2001, assets classified in accordance with the notification of the BOT are as follows :

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Others Assets	Total
Normal	555,634.1	-	-	137.5	555,771.6
Special mentioned	37,916.9	-	-	20.8	37,937.7
Substandard	32,098.2	-	-	24.2	32,122.4
Doubtful	25,035.4	-	-	51.0	25,086.4
Doubtful of loss	181,591.8	4,419.9	1,596.4	2,045.1	189,653.2
Loss	-	-	-	-	-
Total	832,276.4	4,419.9	1,596.4	2,278.6	840,571.3
Less Unearned discounts	(164.0)				
Total	832,112.4				

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Others Assets	Total
Normal	539,831.1	-	-	170.5	540,001.6
Special mentioned	27,619.0	-	-	17.7	27,636.7
Substandard	25,141.4	-	-	16.5	25,157.9
Doubtful	31,873.6	-	-	49.4	31,923.0
Doubtful of loss	101,249.2	1,548.8	1,096.6	1,900.4	105,795.0
Loss	-	-	-	-	-
Total	725,714.3	1,548.8	1,096.6	2,154.5	730,514.2
Less Unearned discounts	(159.5)				
Total	725,554.8				

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
September 30, 2002

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Others Assets	Total
Normal	549,791.4	-	-	137.4	549,928.8
Special mentioned	37,775.9	-	-	20.4	37,796.3
Substandard	32,058.6	-	-	24.1	32,082.7
Doubtful	24,995.9	-	-	50.9	25,046.8
Doubtful of loss	180,850.4	4,413.2	1,431.6	2,039.0	188,734.2
Loss	-	-	-	-	-
Total	825,472.2	4,413.2	1,431.6	2,271.8	833,588.8
Less Unearned discounts	(146.6)				
Total	825,325.6				

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS December 31, 2001				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Others Assets	Total
Normal	535,579.8	-	-	170.4	535,750.2
Special mentioned	27,137.4	-	-	17.6	27,155.0
Substandard	25,117.2	-	-	16.4	25,133.6
Doubtful	31,843.0	-	-	49.3	31,892.3
Doubtful of loss	100,366.8	1,540.3	981.9	1,893.4	104,782.4
Loss	-	-	-	-	-
Total	720,044.2	1,540.3	981.9	2,147.1	724,713.5
Less Unearned discounts	(146.9)				
Total	719,897.3				

5.3.5 Troubled debt restructurings

Details of the restructured debts of the Bank for the quarters and the nine-month periods ended September 30, 2002 and 2001 classified into the restructuring methods are as follows :

(million Baht)

FOR THE QUARTER ENDED SEPTEMBER 30, 2002

Restructuring Method	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	40	1,815.7	Land, building, share capital	1,546.8
Debt-equity conversion	7	645.8	Share capital	645.8
Debt restructuring in various forms	3,749	20,689.2		
Total	3,796	23,150.7		

(million Baht)

FOR THE QUARTER ENDED SEPTEMBER 30, 2001

Restructuring Method	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	124	7,767.5	Land, building, machinery, share capital, leasehold	5,938.9
Debt-equity conversion	2	35.1	Share capital	8.3
Debt restructuring in various forms	4,987	14,472.4		
Total	5,113	22,275.0		

(million Baht)

Restructuring Method	FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002 Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	115	2,964.3	Land, building, machinery, share capital, leasehold	2,529.4
Debt-equity conversion	17	1,107.0	Share capital	1,099.6
Debt restructuring in various forms	11,951	39,860.8		
Total	12,083	43,932.1		

(million Baht)

Restructuring Method	FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2001 Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	219	11,773.8	Land, building, machinery, share capital, leasehold	11,187.9
Debt-equity conversion	16	4,113.1	Share capital	4,182.5
Debt restructuring in various forms	23,707	101,591.8		
Total	23,942	117,478.7		

For debt repayment through asset transfer according to debt restructuring contract, the Bank recognizes the transferred asset at the lower of recorded loan amount or asset fair value.

For the quarter and the nine-month period ended September 30, 2002, the Bank recognized interest income from restructured debts amounting to Baht 3,754.8 million, and Baht 10,093.6 million, respectively.

For the quarter and the nine-month period ended September 30, 2001, the Bank recognized interest income from restructured debts amounting to Baht 3,300.9 million and Baht 9,817.4 million, respectively.

As at September 30, 2002 and December 31, 2001, the Bank had outstanding loan to restructured debtors amounting to Baht 264,538.1 million and Baht 282,276.9 million, respectively.

5.4 Borrowings

5.4.1 Classified by types of securities and sources of fund as at September 30, 2002 and December 31, 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2002			December 31, 2001		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
Unsecured subordinated notes	43,355.0	32,315.9	75,670.9	47,150.0	33,182.6	80,332.6
Less Master investment						
Agreement	(34,500.0)	-	(34,500.0)	(34,500.0)	-	(34,500.0)
Subordinated convertible bonds	21,620.0	9,768.0	31,388.0	21,620.0	9,768.0	31,388.0
Less Discount on borrowings	(17,710.0)	(10,745.6)	(28,455.6)	(21,505.0)	(11,670.8)	(33,175.8)
Total	12,765.0	31,338.3	44,103.3	12,765.0	31,279.8	44,044.8

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	September 30, 2002			December 31, 2001		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
Unsecured subordinated notes	43,355.0	32,315.9	75,670.9	47,150.0	33,182.6	80,332.6
Less Master investment						
agreement	(34,500.0)	-	(34,500.0)	(34,500.0)	-	(34,500.0)
Subordinated convertible bonds	21,620.0	9,768.0	31,388.0	21,620.0	9,768.0	31,388.0
Less Discount on borrowings	(17,710.0)	(10,745.6)	(28,455.6)	(21,505.0)	(11,670.8)	(33,175.8)
Total	12,765.0	31,338.3	44,103.3	12,765.0	31,279.8	44,044.8

5.4.2 Classified by types of securities, currency, maturity and interest rate as at September 30, 2002 and December 31, 2001 :

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

Types	Currency	Maturity	Interest Rate	Amount September 30, 2002	Amount December 31, 2001
Short-term borrowings					
Unsecured subordinated notes	THB	2002-2003	None	5,060.0	5,060.0
Less Discount on borrowings				(703.7)	(703.7)
Total short-term borrowings				4,356.3	4,356.3
Long-term borrowings					
Unsecured subordinated notes	USD	2005-2029	7.25%-9.025%	32,315.9	33,182.6
	THB	2003-2004	None	3,795.0	7,590.0
	THB	Perpetual	15.00%*	34,500.0	34,500.0
Less Master investment agreement				(34,500.0)	(34,500.0)
Subordinated convertible bonds	THB	2004	4.589%	9,768.0	9,768.0
	THB	2004-2006	None	21,620.0	21,620.0
Less Discount on borrowings				(27,751.9)	(32,472.1)
Total long-term borrowings				39,747.0	39,688.5
Total				44,103.3	44,044.8

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

Types	Currency	Maturity	Interest Rate	Amount September 30, 2002	Amount December 31, 2001
Short-term borrowings					
Unsecured subordinated notes	THB	2002-2003	None	5,060.0	5,060.0
Less Discount on borrowings				(703.7)	(703.7)
Total short-term borrowings				4,356.3	4,356.3
Long-term borrowings					
Unsecured subordinated notes	USD	2005-2029	7.25%-9.025%	32,315.9	33,182.6
	THB	2003-2004	None	3,795.0	7,590.0
	THB	Perpetual	15.00%*	34,500.0	34,500.0
Less Master investment agreement				(34,500.0)	(34,500.0)
Subordinated convertible bonds	THB	2004	4.589%	9,768.0	9,768.0
	THB	2004-2006	None	21,620.0	21,620.0
Less Discount on borrowings				(27,751.9)	(32,472.1)
Total long-term borrowings				39,747.0	39,688.5
Total				44,103.3	44,044.8

5.5 Capital Augmented Preferred Securities

In April 1999, the Bank issued Capital Augmented Preferred Securities (CAPS), which consisted of two group of securities ;

- The First Group of securities consisted of class A preferred shares and subordinated cum preferred shares with a total value of Baht 34,500 million.
- The Second Group of securities consisted of subordinated bonds and subordinated convertible bonds with a total value of Baht 11,500 million.

According to the interpretation of accounting standard No.3 of The Institute of Certified Accountants and Auditors of Thailand concerning the issue of compound financial instruments by financial institutions, in summary, the First Group of Securities should be separated into three parts : 1) liability 2) premium on preferred shares and 3) preferred shares. However, since the amount categorized as premium on preferred share (Baht 15.2 million) is not material, it was included as liability. As at September 30, 2002 and December 31, 2001 the presentation of the First Group of Securities were as follows :

Subordinated bonds cum preferred shares	Baht	34,496,550,000
Preferred shares	Baht	3,450,000

Had the Bank accounted for the First Group of Securities in accordance with the shareholder's resolution, which was approved by the BOT and registered with the Department of Commercial Registration on April 16, 1999, the presentation in the balance sheet as at September 30, 2002 and December 31, 2001 would be as follows :

Preferred shares	Baht	3,450,000
Premium on preferred shares	Baht	34,496,550,000

5.6 Commitments

As at September 30, 2002 and December 31, 2001, the Bank had commitments as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2002			December 31, 2001		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	1,203.7	1,338.8	2,542.5	926.9	1,369.3	2,296.2
Guarantees of loans	445.4	19,392.9	19,838.3	494.1	24,407.0	24,901.1
Other guarantees	36,057.1	13,373.7	49,430.8	40,513.8	11,220.2	51,734.0
Customers' liabilities under unmatured bills issued under letters of credit	422.9	8,896.8	9,319.7	529.0	8,462.5	8,991.5
Letters of credit	831.6	24,965.8	25,797.4	636.1	19,199.3	19,835.4
Forward foreign exchange Contracts						
Bought	13,153.4	85,613.6	98,767.0	11,737.8	82,972.2	94,710.0
Sold	5,242.5	191,999.5	197,242.0	4,809.9	214,502.4	219,312.3
Currency swaps	7,623.7	13,826.8	21,450.5	8,779.7	17,120.8	25,900.5
Interest rate swaps	-	23,626.3	23,626.3	-	29,507.2	29,507.2
Amount of unused bank overdraft	111,618.2	3,858.9	115,477.1	109,001.3	2,859.2	111,860.5
Others	3,004.9	6,979.4	9,984.3	179.9	2,170.3	2,350.2
Total	179,603.4	393,872.5	573,475.9	177,608.5	413,790.4	591,398.9

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	September 30, 2002			December 31, 2001		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	1,203.7	1,338.8	2,542.5	926.9	1,369.3	2,296.2
Guarantees of loans	445.4	19,392.9	19,838.3	494.1	24,407.0	24,901.1
Other guarantees	36,039.0	12,834.4	48,873.4	40,503.8	10,680.0	51,183.8
Customers' liabilities under unmatured bills issued under letters of credit	422.9	8,815.5	9,238.4	529.0	8,378.0	8,907.0
Letters of credit	831.6	24,744.0	25,575.6	636.1	19,052.8	19,688.9
Forward foreign exchange Contracts						
Bought	13,817.0	92,568.6	106,385.6	11,853.5	87,423.4	99,276.9
Sold	12,047.5	192,656.3	204,703.8	9,567.0	214,502.2	224,069.2
Currency swaps	9,875.6	16,029.1	25,904.7	12,185.3	20,488.2	32,673.5
Interest rate swaps	-	24,511.9	24,511.9	-	30,410.7	30,410.7
Amount of unused bank overdraft	111,618.2	3,104.9	114,723.1	109,001.3	2,177.4	111,178.7
Others	3,004.9	6,545.7	9,550.6	179.9	2,170.3	2,350.2
Total	189,305.8	402,542.1	591,847.9	185,876.9	421,059.3	606,936.2

5.7 Litigation

As at September 30, 2002 and December 31, 2001, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operation.

5.8 Related party transactions

As at September 30, 2002 and December 31, 2001, related parties of the Bank consisted of the Bank's executives, at the departmental manager level and higher including close family members of executive vice president level and higher; those entities in which the Bank, or the Bank's directors, or executives at the departmental manager level and higher, or close family members of executive vice president level and higher together had 10% or more combined beneficial ownership; and those entities of which the Bank's directors, or executives at executive vice president level and higher, or close family members of these individuals, held directorship position; and those related companies as indicated in the BOT's report.

The Bank had significant loans and commitments to related parties, as follows :

(million Baht)

	September 30, 2002		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related parties			
Loans			
Ending balance	10,736.4	10,736.4	May 23, 1999 - May 28, 2018
Average month end balance	7,852.3	7,852.3	
Commitments			
Ending balance	1,603.3	1,603.3	September 10, 2002 - October 8, 2020
Average month end balance	1,542.2	1,546.7	
Restructured debtors			
Loans			
Ending balance	71,153.3	71,153.3	April 11,1997 - December 30, 2016
Average month end balance	69,702.0	69,702.0	
Commitments			
Ending balance	7,113.7	7,113.7	September 4, 2002 - May 12, 2018
Average month end balance	7,012.2	7,012.2	

(million Baht)

	December 31, 2001		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related parties			
Loans			
Ending balance	7,426.6	7,426.6	December 8, 2001 - April 11, 2007
Average month end balance	9,263.0	9,263.6	
Commitments			
Ending balance	1,477.7	1,487.7	November 15, 2001 - October 8, 2020
Average month end balance	1,023.3	1,024.1	
Restructured debtors			
Loans			
Ending balance	65,549.7	65,549.7	September 16, 1997 - December 30, 2015
Average month end balance	58,230.4	58,230.4	
Commitments			
Ending balance	8,155.2	8,155.2	December 6, 2000 - May 12, 2018
Average month end balance	7,171.4	7,171.4	

For the nine-month period ended September 30, 2002, the Bank charged interests between 1.0% to 14.0% on loans to these related parties. Interest rate charged on restructured loans were between 1.0% to 10.0%, on money market loans were between 2.0% to 3.0%, on default loans were at 14.0%, and on other loans were between 1.999% to 9.75%. Determination of interest rates was dependent on the type of loans and collateral.

For the year ended December 31, 2001, the Bank charged interests between 2.0% to 14.0% on loans to these related parties. Interest rate charged on restructured loans were between 2.0% to 9.5%, on money market loans were between 2.875% to 3.75%, on default loans were at 14.0%, and on other loans were between 2.5% to 10.75%. Determination of interest rates was dependent on the type of loans and collateral.

As at September 30, 2002 and December 31, 2001, the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 1,803.5 million and Baht 1,448.1 million, respectively.

The Bank follows the BOT guidelines in estimating the allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at September 30, 2002 and December 31, 2001, are shown in Note 5.2.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiaries and associated companies, consisted of the following as at September 30, 2002 and December 31, 2001 :

LOANS

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
ASSOCIATED COMPANIES				
BSL Leasing Co., Ltd.*	455.0	291.0	455.0	291.0
PT BBL Danatama Finance TBK**	132.6	-	132.6	-
Thai Filament Finishing Co., Ltd.	195.9	224.5	195.9	224.5
Thai Polymer Textile Co., Ltd.	1,496.0	1,474.3	1,496.0	1,474.3
Thai Taffeta Textile Co., Ltd.	147.4	181.3	147.4	181.3

* Formerly Bangkok SMBC Leasing Co., Ltd.

COMMITMENTS

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
SUBSIDIARY COMPANY				
Bangkok Bank Berhad	-	-	-	10.0
ASSOCIATED COMPANIES				
Asia Credit Public Co., Ltd.	1.4	1.6	1.4	1.6
BSL Leasing Co., Ltd.*	118.8	140.0	118.8	140.0
Thai Filament Finishing Co., Ltd.	11.2	15.7	11.2	15.7
Thai Polymer Textile Co., Ltd.	73.9	33.7	73.9	33.7
Thai Taffeta Textile Co., Ltd.	10.9	24.8	10.9	24.8

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investment consisted mainly of the following as at September 30, 2002 and December 31, 2001 :

LOANS

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
Bangkok Central Leasing Co., Ltd.	255.0	180.0	255.0	180.0
Bangkok Polyethylene Co., Ltd.	1,698.9	1,718.5	1,698.9	1,718.5
Bangkok SMBC Consulting Co., Ltd.**	1.0	1.4	1.0	1.4
Bangkok UFJ Co., Ltd.***	2,149.0	773.0	2,149.0	773.0

COMMITMENTS

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
Asia Lamp Industry Co., Ltd.	4.8	1.2	4.8	1.2
Bangkok Central Leasing Co., Ltd.	56.6	58.9	56.6	58.9
Bangkok Polyethylene Co., Ltd.	414.6	432.9	414.6	432.9
Thana Thep Printing Co., Ltd.	0.7	0.4	0.7	0.4
Toyota Leasing (Thailand) Co., Ltd.	0.4	0.4	0.4	0.4

* Formerly Bangkok SMBC Leasing Co., Ltd.

** Formerly Bangkok Sumigin Consulting Co., Ltd.

***

As at September 30, 2002 and December 31, 2001, the Bank had deposits from subsidiaries, associated companies and other related parties as follows :

		(million Baht)
	September 30, 2002	December 31, 2001
SUBSIDIARY COMPANIES		
BBL (Cayman) Limited	4,491.1	5,049.9
Bangkok Bank Berhad	21.1	20.9
Sinsubtawee Assets Management Co., Ltd.	67.1	244.7
Bualuang Finance Co., Ltd. *	49.1	47.0
BBL Asset Management Co., Ltd.	3.9	4.5
ASSOCIATED COMPANIES		
Bangkok SMBC Systems Co., Ltd. **	0.2	0.2
BSL Leasing Co., Ltd. ***	8.2	2.2
PT BBL Danatama Finance TBK****	35.4	51.2
Processing Center Co., Ltd.	171.5	150.9
Asia Credit Public Co., Ltd.	23.5	8.9
MC Private Equity Management (Private) Co., Ltd.	-	72.4
Thai Filament Finishing Co., Ltd.	0.3	0.2
Thai Polymer Textile Co., Ltd.	7.3	4.5
Thai Taffeta Co., Ltd.	6.3	0.5
OTHER RELATED PARTIES	8,605.4	4,854.5

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are considered to be at arms length. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

* Formerly Thaksin Finance Co., Ltd.

** Formerly Bangkok Sakura Software Service Co., Ltd.

*** Formerly Bangkok SMBC Leasing Co., Ltd.

As at September 30, 2002 and December 31, 2001, material accrued income and expenses between the Bank and subsidiaries, associated companies and other related parties are as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
SUBSIDIARY COMPANIES				
Interest receivable	-	-	444.2	649.2
Interest payable	-	-	5.9	27.5
ASSOCIATED COMPANIES				
Interest receivable	5.9	0.5	5.9	0.5
Interest payable	0.3	-	0.3	-
OTHER RELATED PARTIES				
Interest receivable	372.4	150.4	372.4	150.4
Interest payable	11.7	5.5	11.7	5.5

For the quarters and the nine-month periods ended September 30, 2002 and 2001, material income and expenses between the Bank and subsidiaries, associated companies, and other related parties are as follows :

(million Baht)

	FOR THE QUARTERS ENDED SEPTEMBER 30,			
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
SUBSIDIARY COMPANIES				
Interest and discount received	-	-	-	222.5
Fees and service income	-	-	9.0	-
Other income	-	-	0.5	-
Interest paid	-	-	26.2	61.1
ASSOCIATED COMPANIES				
Interest and discount received	24.6	2.7	24.6	2.7
Fees and service income	0.9	0.2	0.9	0.2
Dividend income	3.5	36.2	3.5	36.2
Interest paid	0.7	1.3	0.7	1.3
Other expenses	14.2	14.2	14.2	14.2
OTHER RELATED PARTIES				
Interest and discount received	1,352.5	1,080.1	1,352.5	1,080.1
Fees and service income	13.0	10.0	13.0	10.0
Interest paid	18.1	26.6	18.1	26.6
Other expenses	96.9	39.1	96.9	39.1

(million Baht)

	FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,			
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
SUBSIDIARY COMPANIES				
Interest and discount received	-	-	381.9	687.4
Fees and service income	-	-	31.2	-
Other income	-	-	1.0	-
Dividend income	-	-	-	1.0
Interest paid	-	-	81.6	208.1
ASSOCIATED COMPANIES				
Interest and discount received	70.2	8.4	70.2	8.4
Fees and service income	4.7	0.3	4.7	0.3
Other income	0.1	-	0.1	-
Dividend income	24.5	38.2	24.5	38.2
Interest paid	1.9	0.6	1.9	0.6
Other expenses	42.3	38.6	42.3	38.6
OTHER RELATED PARTIES				
Interest and discount received	3,464.1	3,189.3	3,464.1	3,189.3
Fees and service income	48.1	117.7	48.1	117.7
Interest paid	58.1	74.9	58.1	74.9
Other expenses	196.3	120.1	196.3	120.1

For the nine-month period ended September 30, 2002, and for the year ended December 31, 2001, the Bank sold properties foreclosed to Sinsubtawee Asset Management Co., Ltd. amounting to Baht 24.4 million for Baht 16.1 million and Baht 353.1 million for Baht 284.0 million, respectively which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 8.3 million and Baht 69.1 million, respectively there was no gain or loss to the Bank from these sale transactions.

Disclosure of the statements of cash flows of Sinsubtawee Asset Management Co., Ltd.

In accordance with the BOT's letter number THOR POR TOR. SOR NOR SOR. (01) WOR. 3258/2543 dated November 27, 2000, relating to the operation regulation of the Asset Management Company (AMC), required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinsubtawee Asset Management Co., Ltd. are as follows :

SINSUBTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,
"UNAUDITED-REVIEWED"

(million Baht)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(66.4)	(95.8)
Items to reconcile net income (loss) to net cash flows from operations		
Depreciation	0.5	-
Loss on impairment of properties foreclosed	50.1	116.3
Operating assets (increase) decrease		
Interbank and money market items	(98.6)	(47.7)
Properties foreclosed	111.5	28.9
Income tax recoverable	(0.2)	-
Deposit	-	(0.3)
Operating liabilities increase (decrease)		
Accrued expense	0.8	(0.2)
Deposit	1.8	-
Advance received for properties foreclosed	0.5	-
Rental deposit for properties foreclosed	0.1	-
Net cash provided (used) by operating activities	0.1	1.2
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of premise and equipment	(0.1)	(1.2)
Net cash provided (used) by investing activities	(0.1)	(1.2)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash provided (used) by financing activities	-	-
Net increase (decrease) in cash	-	-
Cash as at January 1,	-	-
Cash as at September 30,	-	-

5.9 Income Tax

For the quarters ended September 30, 2002 and 2001, the consolidated financial statements presented income tax amounting to Baht 2.3 million and Baht 0.3 million, respectively which is the income tax of its subsidiaries.

For the nine-month periods ended September 30, 2002 and 2001, the consolidated financial statements presented income tax amounting to Baht 6.4 million and Baht 0.5 million, respectively which is the income tax of its subsidiaries.

For the quarters and the nine-month periods ended September 30, 2002 and 2001, the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

5.10 The results of operation by domestic and foreign operations

The results of operations for the quarters and nine-month periods ended September 30 :

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2002

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	11,784.9	2,826.1	(1,601.2)	13,009.8
Interest expenses	(6,781.4)	(2,305.0)	1,601.2	(7,485.2)
Net interest income	5,003.5	521.1	-	5,524.6
Non-interest income	3,464.9	622.1	(27.3)	4,059.7
Non-interest expenses	(7,128.3)	(826.5)	3.9	(7,950.9)
Income (loss) before income tax	1,340.1	316.7	(23.4)	1,633.4

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2001

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	13,463.7	4,539.7	(3,077.6)	14,925.8
Interest expenses	(8,070.4)	(3,950.1)	3,077.6	(8,942.9)
Net interest income	5,393.3	589.6	-	5,982.9
Non-interest income	1,438.7	2,150.8	(434.4)	3,155.1
Non-interest expenses	(6,732.0)	(630.8)	4.1	(7,358.7)
Income (loss) before income tax	100.0	2,109.6	(430.3)	1,779.3

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	35,759.3	9,024.8	(5,511.3)	39,272.8
Interest expenses	(20,910.2)	(7,612.8)	5,511.3	(23,011.7)
Net interest income	14,849.1	1,412.0	-	16,261.1
Non-interest income	9,682.6	1,832.5	(33.3)	11,481.8
Non-interest expenses	(20,369.0)	(2,639.7)	13.2	(22,995.5)
Income (loss) before income tax	4,162.7	604.8	(20.1)	4,747.4

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2001

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	41,702.3	14,885.1	(10,174.1)	46,413.3
Interest expenses	(25,249.7)	(13,085.8)	10,174.1	(28,161.4)
Net interest income	16,452.6	1,799.3	-	18,251.9
Non-interest income	5,866.2	3,596.1	(741.3)	8,721.0
Non-interest expenses	(19,050.9)	(2,767.6)	10.9	(21,807.6)
Income (loss) before income tax	3,267.9	2,627.8	(730.4)	5,165.3

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2002

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	11,747.5	2,582.0	(1,386.4)	12,943.1
Interest expenses	(6,763.7)	(2,067.7)	1,386.4	(7,445.0)
Net interest income	4,983.8	514.3	-	5,498.1
Non-interest income	3,358.3	582.2	(3.9)	3,936.6
Non-interest expenses	(7,004.2)	(803.1)	3.9	(7,803.4)
Income (loss) before income tax	1,337.9	293.4	-	1,631.3

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2001

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	13,442.7	4,237.4	(2,794.7)	14,885.4
Interest expenses	(8,059.7)	(3,666.0)	2,794.7	(8,931.0)
Net interest income	5,383.0	571.4	-	5,954.4
Non-interest income	1,386.5	1,767.2	(4.1)	3,149.6
Non-interest expenses	(6,670.0)	(659.3)	4.1	(7,325.2)
Income (loss) before income tax	99.5	1,679.3		1,778.8

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	35,659.2	8,269.2	(4,859.4)	39,069.0
Interest expenses	(20,854.8)	(6,896.7)	4,859.4	(22,892.1)
Net interest income	14,804.4	1,372.5	-	16,176.9
Non-interest income	9,277.0	1,786.9	(13.2)	11,050.7
Non-interest expenses	(19,933.8)	(2,574.7)	13.2	(22,495.3)
Income (loss) before income tax	4,147.6	584.7	-	4,732.3

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2001

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	41,643.7	13,996.7	(9,279.9)	46,360.5
Interest expenses	(25,223.2)	(12,241.0)	9,279.9	(28,184.3)
Net interest income	16,420.5	1,755.7	-	18,176.2
Non-interest income	5,693.6	2,927.6	(10.9)	8,610.3
Non-interest expenses	(18,846.7)	(2,785.9)	10.9	(21,621.7)
Income (loss) before income tax	3,267.4	1,897.4	-	5,164.8

The basis for the determination of income and expenses charged between the branches and head office, and between the branches is established by the head office, which is closely to the funding cost.

5.11 Capital fund

Capital fund as at September 30, 2002 and December 31, 2001, are as follows :

(million Baht)

	September 30, 2002		December 31, 2001	
Tier 1 capital				
Issued and paid-up share capital and premium on share capital		98,906.7		98,906.7
Legal reserve		11,544.8		11,544.8
Other reserve		63,266.9		63,266.9
Net income (loss) after appropriation		(116,113.7)		(122,945.4)
		57,604.7		50,773.0
Tier 2 capital				
Unrealized increment per land appraisal		6,871.5		6,900.6
Unrealized increment per premises appraisal		2,841.5		3,034.7
Provision for normal assets		2,418.4		2,484.1
Long-term subordinated debt instruments				
Subordinated convertible bonds	3,179.5		4,347.8	
Unsecured subordinated notes	19,016.6	22,196.1	21,316.6	25,664.4
Less Debt instrument in excess of 50% of tier 1 capital		-		(277.9)
		34,327.5		37,805.9
Total		91,932.2		88,578.9

As at September 30, 2002 and December 31, 2001, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	September 30, 2002	December 31, 2001
Total capital	11.7	11.3
Tier 1 capital	7.3	6.5
Tier 2 capital	4.4	4.8